FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Report dated January 23, 2006

Teléfonos de México, S.A. de C.V.

We have prepared this report to provide investors with disclosure regarding recent developments in our business and our results of operations for the nine-month period ended September 30, 2005. The information in this report updates information contained in our annual report on Form 20-F for the year ended December 31, 2004 (SEC File No. 1-10749), filed with the Securities and Exchange Commission on June 28, 2005, which we refer to as the “2004 Form 20-F.”

This report is hereby incorporated by reference in our registration statement on Form F-3 (SEC File No. 333-111040), filed with the SEC on December 10, 2003.

Exhibits

Exhibit 1.	Unaudited Condensed Consolidated Interim Financial Statements
Exhibit 2.	Calculation of Ratio of Earnings to Fixed Charges (supplements Exhibit 7.1 included in our Form F-3)

PRESENTATION OF FINANCIAL INFORMATION

The financial information appearing in this report is derived from our interim financial statements. Our financial statements are prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP. Mexican GAAP requires restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. All financial information presented in this report is accordingly stated in constant pesos with purchasing power as of September 30, 2005.

Our 2004 Form 20-F contains audited consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002, stated in constant pesos with purchasing power as of December 31, 2004. As a result of Mexican inflation (estimated) during the first nine months of 2005, the purchasing power of one peso as of December 31, 2004 is equivalent to the purchasing power of 1.0182 pesos as of September 30, 2005. Therefore, our unaudited condensed consolidated interim financial statements and the financial information appearing in this report are not directly comparable to our audited financial statements and the financial information contained in our 2004 Form 20-F because they are stated in constant pesos as of different dates.

Mexican GAAP differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 19 to our audited consolidated financial statements included in our 2004 Form 20-F and Note 14 to our unaudited condensed consolidated interim financial statements.

References in this report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pesos,” “P.” or “Ps.” are to the lawful currency of Mexico. References herein to “reais” or “R$” are to the lawful currency of Brazil.

This report contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the nominal peso or constant peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. We have translated peso amounts into U.S. dollars using the exchange rate of Ps.10.8495 to U.S.$1.00, which is the exchange rate reported by Banco de México for September 30, 2005.

With respect to results for the year ended December 31, 2004, we have translated real amounts into pesos using an exchange rate of R$0.2573 to Ps.1.00, based on the average of the real to U.S. dollar and U.S. dollar to peso exchange rates reported by the Central Bank of Brazil and Banco de México, respectively, for the last day of each month in the period from January 1, 2004 through December 31, 2004. With respect to results for the nine-month period ended September 30, 2005, we have translated real amounts into pesos using an exchange rate of R$0.2234 to Ps.1.00, based on the average of the real to U.S. dollar and U.S. dollar to peso exchange rates reported by the Central Bank of Brazil and Banco de México, respectively, for the last day of each month in the period from January 1, 2005 through September 30, 2005.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. For information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see “Item 3—Key Information—Risk Factors” in our 2004 Form 20-F.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. There can be no assurances that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2001	8.95	9.97	9.33	9.16
2002	9.00	10.43	9.66	10.43
2003	10.11	11.41	10.79	11.24
2004	10.81	11.64	11.29	11.15
2005	10.41	11.41	10.87	10.63

2005:
July	10.59	10.80
August	10.58	10.90
September	10.68	10.89
October	10.69	10.94
November	10.57	10.77
December	10.41	10.77
2006:
January (through January 20, 2006)	10.52	10.64

(1)	Average of month-end rates.

On January 20, 2006 the noon buying rate was Ps.10.52 to U.S.$1.00.

SUMMARY OF OUR BUSINESS

We own the largest telecommunications system in Mexico. We operate in the Mexican markets for wireline voice telecommunications and Internet and data service. We also provide other telecommunications and telecommunications-related services such as corporate networks, Internet services, directory services, information network management, telephone equipment sales and interconnection services to other carriers and paging services. In addition, in South America we provide data, Internet and voice telecommunications services as a result of acquisitions we made in 2004.

For the year ended December 31, 2004, we had operating revenues of Ps.138,802 million, or U.S.$12.3 billion, and net income of Ps.27,836 million, or U.S.$2.5 billion, based on Mexican GAAP. At September 30, 2005, we had total assets of Ps.256,871 million, or U.S.$23.7 billion, and total stockholders’ equity of Ps.114,954 million, or U.S.$10.6 billion, based on Mexican GAAP.

Of our Ps.121,706 million of consolidated revenues for the nine-month period ended September 30, 2005, 35.6% was attributable to local service, 30.5% was attributable to long distance service, 12.5% was attributable to interconnection, 11.4% was attributable to corporate networks and 6.7% was attributable to Internet services. Other services, including yellow pages and equipment sales, accounted for 3.3% of these consolidated revenues.

Mexican Operations

At September 30, 2005, we had 18.1 million local fixed lines in service, up 7.8% from September 30, 2004. In long distance services, we estimate that during the nine-month period ended September 30, 2005, our share of traffic in cities open to competition was 78.4% for domestic long distance and 75.7% for international long distance calls originating in Mexico. At September 30, 2005, we had approximately 2.0 million Internet access accounts and 1.7 million connectivity billed line equivalents.

Operations Outside Mexico

In February 2004, we began providing data, Internet and voice telecommunications services in Brazil, Chile, Argentina, Peru and Colombia through our acquisition of substantially all of the assets of AT&T Latin America, a telecommunications service provider to corporate customers in those countries. We expanded our operations in Brazil, Chile and Argentina through further acquisitions in 2004, including Techtel in April 2004 and Metrored in July 2004 (Argentina), Chilesat in April 2004 (Chile) and Embratel in August 2004 (Brazil). The revenues from our non-Mexican operations represented 24.9% of our consolidated revenues for the first nine months of 2005.

Brazil

Embratel Participações S.A., or Embratel, and Telmex do Brasil Ltda., or Telmex do Brasil, are our principal subsidiaries in Brazil. We also indirectly own a 37.1% equity interest in Net Serviços de Comunicação S.A., or Net, which we acquired in March 2005. We expect to make new investments in the telecommunications business in Brazil, which could include acquiring new companies, acquiring publicly-held shares of Embratel, or acquiring an additional interest in Net if permitted under Brazilian law.

In October, 2005, we transferred to Embratel 100% of the capital stock of Telmex do Brasil and our 37.1% equity interest in Net in exchange for new common shares of Embratel. As a result, we own 97.3% of the voting stock and 45.4% of the non-voting stock of Embratel (72.3% of the total capital stock).

Embratel is one of Brazil’s largest telecommunications services providers, operating in domestic and international long distance, data communications and local services. In 2004, Embratel reported net operating revenues of approximately Ps.28,502 million (R$7,333 million) and net loss of approximately Ps.1,318 million (R$339 million). In the first nine months of 2005, Embratel reported net operating revenues of approximately Ps.25,195 million (R$5,628 million) and net income of approximately Ps.855 million (R$191 million). Of Embratel’s total revenues in 2004, approximately 57% were derived from corporate customers and the remainder from residential customers.

Telmex do Brasil provides telecommunications services to corporate customers in Brazil’s largest cities including Rio de Janeiro and São Paulo, complementing Embratel’s business in those cities.

Net is the largest cable television operator in Brazil. As of September 30, 2005, Net had approximately 1.5 million connected cable television subscribers and 302 thousand subscribers to its high-speed cable modem Internet access service.

Chile

Through our subsidiaries Telmex Chile Holding S.A. and Telmex Corp. S.A., we provide voice, Internet and data services to more than 500,000 corporate and residential customers in Chile. To corporate customers, we provide local service, private long distance networks, virtual private networks, Internet services and other value-added services, as well as video and audio satellite links for broadcasting corporations. In the residential market, in addition to local service, we provide long distance and Internet services, including value-added services.

Argentina

Our principal subsidiaries in Argentina are Telmex Argentina, Techtel-LMDS Comunicaciones Interactivas, S.A., or Techtel, and Metrored Telecomunicaciones S.R.L., or Metrored. Through these subsidiaries, we provide data, Internet and local and long distance services in Argentina and operate fiber optic rings in metropolitan areas that provide “last mile” access to reach our customers.

Peru

Through Telmex Perú S.A., we provide domestic and international long distance services, public telephones, and data, Internet and hosting services to corporate and residential customers in Peru through a fiber optic network.

Colombia

Through Telmex Colombia S.A., we provide data and Internet services to corporate clients in Colombia through a metropolitan and inter-city fiber optic network. We hold licenses to provide local, domestic and international long distance service, mobile telephone service, data services, value-added services and video conferencing.

Our principal executive offices are at Parque Vía 190, Colonia Cuauhtémoc, 06599, México D.F., México. Our telephone number is (52) 55 5703-3990.

SELECTED FINANCIAL AND OPERATING INFORMATION

The summary consolidated financial data set forth below have been derived from our unaudited condensed consolidated interim financial statements as of September 30, 2005 and for the nine-month period then ended. In the opinion of our management, the financial data set forth below include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of consolidated financial condition and results of operations as of the dates and for the periods specified. Results for the first nine months are not, however, necessarily indicative of results to be expected for the full year.

The unaudited condensed consolidated interim financial statements and the selected interim financial data set forth below are stated in constant pesos with purchasing power as of September 30, 2005. As a result of Mexican inflation (estimated) during the first nine months of 2005, the purchasing power of one peso as of December 31, 2004 is equal to the purchasing power of 1.0182 pesos as of September 30, 2005. Accordingly, the financial data set forth below are not directly comparable to the audited consolidated financial statements included in our 2004 Form 20-F because they are stated in constant pesos as of different dates.

	As of and for the nine-month period ended September 30,
	2005	2004	2005
	(millions of constant pesos as of September 30, 2005)(1)		(millions of U.S. dollars)(1) (2)
Income Statement Data
Mexican GAAP:
Operating revenues	Ps.121,706	Ps.100,721	U.S.$	11,218
Operating costs and expenses	86,088	68,864		7,935
Operating income	35,618	31,857		3,283
Net income	19,835	17,380		1,828
Net income per share—Basic(3)(4)	0.859	0.725		0.079
Net income per share—Diluted(3)(4)	0.859	0.724		0.079
Dividends per share(3)(4)(5)	0.360	0.495		0.033
U.S. GAAP:
Operating revenues	Ps.121,706	Ps.100,721	U.S.$	11,218
Operating costs and expenses	88,816	72,060		8,187
Operating income	32,890	28,661		3,031
Net income	19,643	17,055		1,810
Net income per share—Basic(3)(4)	0.851	0.712		0.078
Net income per share—Diluted(3)(4)	0.851	0.710		0.078
Dividends per share(3)(4)(5)	0.360	0.495		0.033

Balance Sheet Data
Mexican GAAP:
Plant, property and equipment, net	Ps.150,586		U.S.$	13,880
Total assets	256,871			23,676
Long-term debt	75,940			6,999
Total stockholders’ equity	114,954			10,596
U.S. GAAP:
Plant, property and equipment, net	Ps.155,930		U.S.$	14,372
Total assets	264,097			24,342
Long-term debt	75,940			6,999
Total stockholders’ equity	97,470			8,984

(see footnotes on following page)

	As of September 30,
	2005	2004
Operating Data for Mexican Operations
Lines in service (thousands)	18,135	16,816
Internet access accounts (thousands)	2,025	1,604
Billed line equivalents 64 Kbps (thousands)	1,738	1,374
Domestic long distance call minutes for the year (millions)	13,375	12,510
International long distance call minutes for the year (millions)(6)	5,120	4,668

(1)	Except share and per share data.
(2)	U.S. dollar amounts provided are translations from the peso amounts, solely for the convenience of the reader, at an exchange rate of Ps.10.8495 per U.S. dollar, the Banco de México exchange rate at September 30, 2005.
(3)	We have not presented net income or dividends on a per ADS basis. Each L share ADS represents twenty L shares and each A Share ADS represents twenty A Shares.
(4)	All amounts have been adjusted to reflect a two-for-one stock split effected on May 25, 2005.
(5)	Nominal amounts.
(6)	Includes incoming and outgoing traffic.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2004 and for the nine-month period ended September 30, 2005, in accordance with Mexican GAAP and U.S. GAAP. Earnings for this purpose consist of earnings before provision for income tax but after provision for employee profit sharing, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

	Year ended December 31,					Nine-month period ended September 30,
	2004	2003	2002	2001	2000	2005
Mexican GAAP	7.8	7.2	6.5	6.7	4.6	6.6
U.S. GAAP	7.2	6.7	5.8	5.8	4.2	6.1

CAPITALIZATION

The following table sets forth our consolidated capitalization under Mexican GAAP as of September 30, 2005.

	As of September 30, 2005
	(millions of pesos)	(millions of U.S. dollars)(1)
Debt:
Unsecured, denominated in foreign currency:
Banks	Ps. 38,726	U.S.$	3,569
Suppliers’ credits	334		31
Financial leases	787		73
Senior notes	44,380		4,090
Total	84,227		7,763

Unsecured, denominated in Mexican pesos:
Banks	1,300		120
Domestic senior notes (certificados bursátiles)	6,600		608
Total	7,900		728

Total debt	92,127		8,491
Less current portion of long-term debt(2)	16,187		1,492
Long-term debt	75,940		6,999
Stockholders’ equity:(3)
Capital stock(4)	27,555		2,540
Premium on sale of shares	19,093		1,760
Retained earnings	121,884		11,234
Accumulated other comprehensive income	(65,904)		(6,074)
Minority interest	12,326		1,136

Total stockholders’ equity	114,954		10,596

Total capitalization (total debt and stockholders’ equity)	Ps. 207,081	U.S.$	19,087

Total debt as a percentage of total capitalization.	44.5%		44.5%

(1)	U.S. dollar amounts provided are translations from the peso amounts, solely for the convenience of the reader, at an exchange rate of Ps.10.8495 per U.S. dollar, the Banco de México exchange rate at September 30, 2005.
(2)	Includes short-term debt.
(3)	See Note 11 to the unaudited condensed consolidated interim financial statements included herein.
(4)	All of our capital stock is fully paid and non-assessable.

In October 2005, we entered into a new facility that replaced our U.S.$2.425 billion syndicated bank facility obtained in July 2004. Under the new facility, we agreed to pay a smaller margin above LIBOR and increased the total loan amount to U.S.$2.5 billion in two tranches, one for U.S.$1.5 billion maturing in 2009 and one for U.S.$1.0 billion maturing in 2011.

In the fourth quarter of 2005, Embratel’s principal operating subsidiary entered into bilateral credit agreements with four banks for loans totaling an aggregate principal amount of U.S.$130 million. In addition, it extended the maturity of a bank loan in an aggregate principal amount of U.S.$25 million from December 2005 to November 2006.

Except as set forth above, there has been no other material change in our consolidated capitalization since September 30, 2005.

The following table sets forth our capital structure as of September 30, 2005:

Class	Number of Shares (millions)	Percentage of Capital	Percentage of Voting(1)
L Shares (no par value)	13,929	61.79%	—
AA Shares (no par value)	8,127	36.06	94.37%
A Shares (no par value)	485	2.15	5.63

Total	22,541	100.00%	100.00%

(1)	Except on limited matters for which L Shares have voting rights.

RECENT DEVELOPMENTS

The following discussion should be read in conjunction with our audited consolidated financial statements and “Item 5—Operating and Financial Review and Prospects” contained in our 2004 Form 20-F and our unaudited condensed consolidated interim financial statements included herein. Our financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 19 to our audited consolidated financial statements and Note 14 to our unaudited condensed consolidated interim financial statements. For a description of certain changes to our accounting policies, see Note 1 to our unaudited condensed consolidated interim financial statements.

Results of Operations for the Nine-Month Periods Ended September 30, 2005 and 2004

Effect of Recent Acquisitions

In 2004, we acquired Techtel, Chilesat Corp S.A., or Chilesat, Metrored, a majority of the voting stock of Embratel, and substantially all of the assets of AT&T Latin America. In 2005, we acquired a 37.1% equity interest in Net. The consolidation of these companies affects the comparability of our 2005 results to our 2004 results, particularly since the largest of our 2004 acquisitions were not consolidated until the third quarter of 2004.

Our consolidated financial statements reflect the consolidation of these companies as follows:

•	Telmex Argentina, Telmex do Brazil, Telmex Chile, Telmex Colombia and Telmex Peru (holding the assets of AT&T Latin America in each respective country) (from March 1, 2004),

•	Techtel (from May 1, 2004),

•	Metrored (from July 1, 2004),

•	Chilesat, now Telmex Corp. (from July 1, 2004) and

•	Embratel (from August 1, 2004).

The revenues of these companies that are included in our unaudited consolidated financial statements together accounted for 24.9% of our operating revenue for the first nine months of 2005 and 6.6% of our operating revenues for the first nine months of 2004. We have included in our consolidated financial statements the results of Net using the equity participation method.

Summary of Operating and Net Income

In the table below, we set forth our operating revenues, operating costs and expenses (each expressed as a percentage of total operating revenues) and operating income as well as our comprehensive financing cost, provisions and net income for the first nine months of 2005 and 2004.

	Nine-month periods ended September 30,
	2005			2004
	(millions of constant pesos as of September 30, 2005)		(percentage of operating revenues)	(millions of constant pesos as of September 30, 2005)		(percentage of operating revenues)
Operating revenues:
Local service	Ps.	43,386	35.6%	Ps.	43,632	43.3%
Domestic long distance service		28,526	23.4		16,335	16.2
International long distance service		10,051	8.3		8,214	8.2
Interconnection service		13,758	11.3		14,422	14.3
Corporate networks		13,918	11.4		8,754	8.7
Internet		8,107	6.7		5,483	5.4
Other		3,960	3.3		3,881	3.9

Total operating revenues		121,706	100.0		100,721	100.0

Operating costs and expenses:
Cost of sales and services		24,960	20.5		23,212	23.1
Commercial, administrative and general expenses		20,500	16.8		15,544	15.4
Transport and interconnection		21,781	17.9		12,885	12.8
Depreciation and amortization		18,847	15.5		17,223	17.1

Total operating costs and expenses		86,088	70.7		68,864	68.4

Operating income		35,618	29.3%		31,857	31.6%

Comprehensive financing cost:
Interest income		(3,127)			(1,772)
Interest expense		5,796			4,580
Exchange loss, net		1,733			444
Monetary gain, net		(1,105)			(1,530)

		3,297			1,722

Income before income tax and employee profit sharing		32,321			30,135

Provisions for:
Income tax		9,436			10,597
Employee profit sharing		2,250			2,056

		11,686			12,653

Income before equity interest in net loss of affiliates and minority interest		20,635			17,482
Equity interest in net loss of affiliates		(60)			(78)

Net income	Ps.	20,575		Ps.	17,404

Distribution of net income:
Majority interest	Ps.	19,835		Ps.	17,380
Minority interest		740			24

Net Income	Ps.	20,575		Ps.	17,404

Local Service Revenues

Revenues from local service in the first nine months of 2005 decreased by 0.6% compared to the same period in 2004. Without the local service revenue of Embratel, revenue from local service would have decreased by 4.2%. The decrease in Mexico was primarily due to lower real rates and a 0.8% decrease in local traffic due principally to competition from wireless and Internet service providers.

Domestic Long Distance Revenues

Revenues from domestic long distance in the first nine months of 2005 increased by 74.6% compared to the same period of 2004. The increase was primarily due to the consolidation of long distance revenues amounting to Ps.15,559 million from Embratel and other subsidiaries outside Mexico. Despite a 6.9% increase in domestic long distance traffic in Mexico, revenue from domestic long distance service in Mexico decreased by 2.0% due to lower real rates and customer discounts.

International Long Distance Revenues

Revenues from international long distance in the first nine months of 2005 increased by 22.4% compared to the same period in 2004. The increase was due to the consolidation of international long distance revenues amounting to Ps.2,782 million from Embratel and other subsidiaries outside Mexico. Without such revenue, there would have been a decrease in revenue of 3.7% due to lower settlement rates and the effect of inflation on other rates, partially offset by a 6.2% increase in outgoing minutes and 11.0% increase in incoming minutes.

Revenues from Interconnection

Interconnection revenues represent the income earned in Mexico from the “calling party pays” service, as well as income earned from connecting local, long distance and cellular operators to our networks both in Mexico and outside Mexico. Revenues from interconnection in the first nine months of 2005 decreased by 4.6% compared to the same period in 2004. The decrease was offset partially by the inclusion of revenues from non-Mexican operations, in particular Embratel, without which revenues would have decreased by 8.8%. The decrease in Mexico was due to the decrease of the calling party pays rate and the interconnection rate we receive as a long distance operator, which was not fully offset by a 20.3% increase in cellular traffic, a 21.5% increase in traffic from other local and long distance operators and a 2.9% increase in calling party pays traffic.

In prior periods, interconnection revenue included revenue from Embratel’s resale services (which amounted to Ps.1,413 million in the first nine months of 2005). Beginning with this report, we will present these revenues under domestic long distance and international long distance to be consistent with the reporting of our Mexican operations. For comparative purposes, we have reclassified revenues in prior periods to reflect this change.

Revenues from Corporate Networks

Revenues from corporate networks for the first nine months of 2005 rose 59.0% compared to the same period in 2004. The increase was due to the consolidation of corporate network revenues from our non-Mexican operations, in particular Embratel. Revenues from corporate networks for our Mexican operations increased by 3.7% due to a 26.5% increase in line equivalents in operation and a 92.0% increase in port equivalents in operation, despite lower real rates.

Revenues from Internet Services

Revenues from Internet services for the first nine months of 2005 increased by 47.9% compared to the same period in 2004. The increase was due in part to the inclusion of revenue from non-Mexican operations, in particular Embratel, without which the increase would have been by 17.3%. The increase in Internet service revenues in Mexico was due principally to a 98.3% increase in the number of Infinitum (ADSL) accounts.

Other Revenues

The largest components of other revenues are sales of yellow pages advertising, telecommunications equipment and accessories and billing and collection services offered to third parties. Other revenues in the first nine months of 2005 increased by 2.0% compared to the same period in 2004. The increase was due to growth in non-Mexican other revenues. For our Mexican operations, other revenues decreased by 5.1%. The decline was due to lower revenues from the sale of telecommunications materials.

Costs of Sales and Services

Costs of sales and services increased by 7.5% in the first nine months of 2005 compared to the same period in 2004 due to the consolidation of our non-Mexican operations. Costs of sales and services decreased by 3.3% for our Mexican operations for a variety of reasons, including lower costs for computers that we resell to customers in conjunction with Internet services, lower expenses for settlement rates (due to the decline in international settlement rates), pensions and seniority premiums, travel expenses, production of directories and insurance.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 31.9% in the first nine months of 2005 compared to the same period in 2004 due to the inclusion of expenses from our non-Mexican operations. Expenses for our Mexican operations decreased by 1.1% compared to the same period in 2004 due to reductions in advertising expenses, lower contributions to Social Security (IMSS) and lower costs of prepaid cards.

Transport and Interconnection

Costs from interconnection include payments we make in Mexico, principally to cellular carriers under “calling party pays,” and costs from transport include fees paid by our non-Mexican subsidiaries for the use of facilities to complete their calls in areas where they do not have a network. Total interconnection and transport costs increased by 69.0% in the first nine months of 2005 compared to the same period of 2004 due primarily to the inclusion of our non-Mexican operations. Interconnection costs for our Mexican operations decreased by 10.6% compared to the same period in 2004, due to the 10% reduction in the calling party pays rate, the main component of this item.

Depreciation and Amortization

Depreciation and amortization increased by 9.4% in the first nine months of 2005 compared to the same period in 2004 due to the inclusion of our non-Mexican operations, principally Embratel. For our Mexican operations, depreciation decreased by 10.6% compared to the same period in 2004 due to a decrease in the amount of our depreciable assets, reflecting declining equipment prices and the fact that the rate of Mexican inflation exceeded the rate of devaluation of the peso in 2005.

Operating Income

Operating income increased by 11.8% during the first nine months of 2005 compared to the same period in 2004 due to a 20.8% increase in revenues, which reflects the inclusion of Embratel. Our operating margin decreased to 29.3% during the first nine months of 2005 from 31.6% for the same period in 2004 due to a lower operating margin for Embratel.

Comprehensive Financing Cost

For the first nine months of 2005, comprehensive financing cost was Ps.3,297 million, compared to Ps.1,722 million for the same period in 2004. The changes in each component were as follows:

•	Interest income increased by 76.5% due to the inclusion of interest income of Embratel, higher interest rates in Mexico and abroad and a higher average level of interest-bearing assets.

•	Interest expense increased by 26.6% due to the inclusion of the interest expense related to the debt of Embratel, higher interest rates in Mexico and abroad and our higher level of indebtedness.

•	Net exchange loss rose by 290.3% due to greater losses in 2005 on hedges on our U.S. dollar liabilities. During the first nine months of 2005, both the peso and the real appreciated against the dollar, producing an exchange of gain. However, because we had hedged our exposure to the dollar, this gain was more than offset by losses on our hedges.

•	The net gain in monetary position in the first nine months of 2005 decreased by 27.8% compared to the same period in 2004 due to lower levels of inflation in 2005.

Income Tax and Employee Profit Sharing

The combined rate of provisions for income tax and employee profit-sharing in the first nine months of 2005 was 36.2% compared to 42.0% for the same period in 2004. This difference is principally due to a reduction in the statutory rate of the Mexican corporate income tax from 33.0% in 2004 to 30.0% in 2005 and a recognition of deferred tax assets resulting from our provisions for employee profit sharing beginning in 2005 due to a change in the Mexican income tax law that now allows the deduction of these provisions for tax purposes.

Net Income

Net income increased by 18.2% during the first nine months of 2005 compared to the same period in 2004 due to an increase in operating income and lower income taxes, which were partly offset by an increase in comprehensive financing cost.

Capital Expenditures

Our capital expenditures were Ps.14,628 million (approximately U.S.$1,331 million) in the first nine months of 2005, and we anticipate that our total capital expenditures for 2005 will be consistent with our budget of Ps.22.9 billion (approximately U.S.$2.1 billion). For 2006, we anticipate that our capital expenditures will be approximately Ps.23.0 billion (approximately U.S.$2.1 billion). Our budgeted amount excludes any other investments we may make in other companies. For subsequent years, our capital expenditures will depend on the state of the Mexican economy and market conditions.

Indebtedness

At September 30, 2005, we had total indebtedness of Ps.92,127 million (approximately U.S.$8,491 million), an increase of 9.6% compared to September 30, 2004. This increase is due primarily to our issuance of U.S.$950 million principal amount of 4.75% notes due 2010 and U.S.$800 million principal amount of 5.50% notes due 2015 in the first quarter of 2005, partly offset by our prepayment of approximately U.S.$700 million of debt of Embratel and our repurchase of U.S.$337 million principal amount of our U.S.$1.5 billion principal amount of notes due 2006. Of our total indebtedness at September 30, 2005, 17.6% was short term, 90.8% was in foreign currency (15.6% taking into account hedges) and 52.4% carried a fixed rate (69.7% taking into account swaps). As of September 30, 2005, we had entered into interest rate swaps of Ps.15,900 million, which yielded a new average fixed rate of 9.0%, and currency hedges of approximately U.S.$6.4 billion, 94% of which hedges pesos to U.S. dollars and the remaining portion of which hedges reais to U.S. dollars.

For information regarding additional indebtedness incurred in the fourth quarter of 2005, see “Capitalization.”

Share Purchase Program

We have continued our share purchase program. In 2005, we purchased 1,577.6 million L shares for an aggregate consideration of Ps.16,927 million (historical) and 6.2 million A shares for Ps.66 million (historical). In 2004, we purchased 1,415.7 million L shares for an aggregate consideration of Ps.13,482 million (historical) and 3.4 million A shares for Ps.32 million (historical).

For comparative purposes, the above figures give retroactive effect to the two-for-one stock split of our shares that became effective on May 25, 2005.

Our Rates in Mexico

In January 2006, we announced that we would not increase rates for any of our services in Mexico during 2006. Cofetel reduced the interconnection fee for “calling party pays” by 10% for 2005, to Ps.2.25 per minute from Ps.2.50 per minute in 2004. This fee has been further reduced by 10% in 2006 and will be reduced an additional 10% in 2007.

Recent Developments

Sale to Embratel of Telmex do Brasil and Interest in Net

In October 2005, we transferred to Embratel 100% of the capital stock of Telmex do Brasil and our 37.1% equity interest in Net in exchange for new common shares of Embratel. As a result, we own 97.3% of the voting stock and 45.4% of the non-voting stock of Embratel (72.3% of the total capital stock).

Syndicated Bank Facility

On October 20, 2005, we entered into a new facility that replaced our U.S.$2.425 billion syndicated bank facility obtained in July 2004. Under the new facility, we agreed to pay a smaller margin above LIBOR and increased the total loan amount to U.S.$2.5 billion in two tranches, one for U.S.$1.5 billion maturing in 2009 and one for U.S.$1.0 billion maturing in 2011.

Embratel Acquisition of PrimeSys

In November 2005, through its principal operating subsidiary, Embratel acquired from Portugal Telecom do Brasil S.A. 100% of the capital stock of Primesys Soluções Empresariais S.A., or PrimeSys, for R$251 million (approximately Ps.1,202 million using the exchange rate of R$0.2089 to Ps.1.00, based on the real to U.S. dollar and U.S. dollar to peso exchange rates reported by the Central Bank of Brazil and the Banco de México, respectively, for November 30, 2005). PrimeSys is a Brazilian provider of high level value added services, such as net integration and outsourcing.

Telmex Acquisition of Interest in 2Wire

In December 2005, we agreed together with Alcatel USA Marketing, Inc., or Alcatel, and SBC International, Inc., or AT&T, to acquire an aggregate 51% interest in the capital stock of 2Wire, Inc., or 2Wire. 2Wire is an equipment and services supplier for broadband networking that develops integrated solutions to deliver broadband service and content throughout the home or small office. 2Wire also offers service providers with a platform to deliver and manage Internet, telephony, entertainment, and other enhanced broadband application services. We will acquire an approximate 18.5% interest in 2Wire for approximately U.S.$88 million, and AT&T will pay us approximately U.S.$26 million for the right to acquire from us an approximate 5.5% interest in 2Wire in the future upon the satisfaction of certain conditions. The transaction is expected to close during January 2006.

Exhibit 1

TELÉFONOS DE MÉXICO, S.A. DE C.V.

INDEX TO UNAUDITED CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands of Mexican pesos, except earnings per share, with purchasing power at September 30, 2005)

	Nine-month periods ended September 30,
	2005		2004		Millions of U.S. dollars, except for earnings per share 2005
Operating revenues:
Local service	P.	43,385,915	P.	43,632,250	$3,999
Domestic long-distance service		28,525,442		16,335,644	2,629
International long-distance service		10,051,072		8,214,027	926
Interconnection service		13,758,260		14,421,646	1,268
Corporate networks		13,918,299		8,753,332	1,283
Internet		8,107,260		5,482,754	747
Other		3,959,359		3,881,111	366

		121,705,607		100,720,764	11,218

Operating costs and expenses:
Cost of sales and services		24,960,011		23,211,562	2,301
Commercial, administrative and general expenses		20,499,835		15,543,931	1,889
Transport and interconnection		21,781,551		12,885,153	2,008
Depreciation and amortization (includes P. 17,442,566 in 2005 and P. 15,748,367 in 2004, not included in cost of sales and services)		18,846,808		17,223,363	1,737

		86,088,205		68,864,009	7,935

Operating income		35,617,402		31,856,755	3,283

Comprehensive financing cost:
Interest income		(3,126,715)		(1,772,279)	(288)
Interest expense		5,795,655		4,580,312	534
Exchange loss, net		1,733,202		444,356	160
Monetary gain, net		(1,105,385)		(1,530,152)	(102)

		3,296,757		1,722,237	304

Income before income tax and employee profit sharing		32,320,645		30,134,518	2,979

Provisions for :
Income tax (Note 12)		9,435,622		10,596,201	870
Employee profit sharing		2,250,302		2,056,342	207

		11,685,924		12,652,543	1,077

Income before equity interest in net loss of affiliates		20,634,721		17,481,975	1902
Equity interest in net loss of affiliates		(59,584)		(77,702)	(6)

Net income	P.	20,575,137	P.	17,404,273	$1,896

Distribution of net income:
Majority interest	P.	19,835,418	P.	17,380,148	$1,828
Minority interest		739,719		24,125	68

	P.	20,575,137	P.	17,404,273	$1,896

Weighted average common shares outstanding (in millions) (Note 11) :
Basic		23,084		23,960	23,084

Diluted		23,084		24,614	23,084

Majority net income per share:
Basic	P.	0.859	P.	0.725	$0.079

Diluted		0.859	P	0.724	$0.079

Cash dividends paid per share (nominal amounts)	P.	0.360	P.	0.495	$0.033

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

	September 30, 2005 Unaudited		December 31, 2004 (Note 1)		Millions of U.S. dollars September 30, 2005
ASSETS
Current assets:
Cash and cash equivalents	P.	27,407,874	P.	20,872,085	$2,526
Marketable securities and instruments available for sale (Note 2)		52,260		6,257,598	5
Accounts receivable, net (Note 3)		32,237,302		30,972,480	2,971
Inventories for sale, net		900,036		1,380,175	83
Prepaid expenses		1,715,109		2,028,926	158

Total current assets		62,312,581		61,511,264	5,743
Plant, property and equipment, net (Note 4)		150,586,108		154,754,976	13,880
Inventories, primarily for operation of the telephone plant, net		2,495,926		2,225,806	230
Net projected asset		22,990,916		26,088,932	2,119
Deferred taxes (Note 12)		5,853,697		5,426,573	540
Goodwill, net (Note 5)		7,258,081		3,851,748	669
Other assets		5,374,035		4,059,319	495

Total assets	P.	256,871,344	P.	257,918,618	$23,676

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (Note 6)	P.	16,186,965	P.	13,434,587	$1,492
Accounts payable (Note 7)		16,705,449		18,322,220	1,540
Accrued liabilities		9,696,839		8,438,374	894
Taxes payable		2,780,023		7,396,220	256
Deferred credits		2,966,697		2,104,686	273

Total current liabilities		48,335,973		49,696,087	4,455
Long-term debt (Note 6)		75,940,300		78,245,306	6,999
Labor obligations		1,989,440		1,755,959	183
Deferred taxes (Note 12)		15,651,414		18,431,103	1,443

Total liabilities		141,917,127		148,128,455	13,080

Stockholders’ equity (Note 11):
Capital stock		27,555,370		28,511,451	2,540
Premium on sale of shares		19,093,240		19,093,240	1,760
Retained earnings :
Prior years		102,048,135		87,402,291	9,406
Net income		19,835,418		27,997,039	1,828

		121,883,553		115,399,330	11,234
Accumulated other comprehensive income		(65,904,349)		(67,425,700)	(6,074)

Total majority stockholders’ equity		102,627,814		95,578,321	9,460
Minority interest		12,326,403		14,211,842	1,136

Total stockholders’ equity		114,954,217		109,790,163	10,596

Total liabilities and stockholders’ equity	P.	256,871,344	P.	257,918,618	$23,676

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CHANGES IN FINANCIAL POSITION

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

	Nine-month periods ended September 30,
	2005		2004		Millions of U.S. dollars 2005
Operating activities:
Net income	P.	20,575,137	P.	17,404,273	$1,896
Add (deduct) items not requiring the use of resources:
Depreciation and amortization		18,846,808		17,223,363	1,737
Deferred taxes		(2,104,808)		(498,528)	(194)
Equity interest in net loss of affiliates		59,584		77,702	6
Other		186,004			17
Marketable securities		281,173		7,043,722	26
Changes in operating assets and liabilities		(2,393,518)		1,407,800	(221)

Resources provided by operating activities		35,450,380		42,658,332	3,267

Financing activities:
New loans		22,046,650		33,382,246	2,032
Repayment of loans		(16,608,110)		(29,646,548)	(1,531)
Effect of exchange rate differences and inflation on debt		(4,991,168)		(2,213,644)	(460)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares		(11,257,305)		(11,324,389)	(1,037)
Conversion of debt instruments to shares				6,881,271
(Decrease) increase in capital stock and retained earnings due to stock options exercised		(246,119)		30,824	(23)
Minority interest		996,291			92
Cash dividends paid		(6,358,688)		(6,242,105)	(586)

Resources used in financing activities		(16,418,449)		(9,132,345)	(1,513)

Investing activities:
Plant, property and equipment		(15,149,024)		(11,265,139)	(1,396)
Instruments available for sale		7,049,150		(7,194,652)	650
Inventories		(268,123)		(689,695)	(25)
Subsidiaries and affiliated companies		(3,633,957)		(9,655,060)	(335)
Initial cash from companies acquired				4,392,525
Other		(494,188)			(46)

Resources used in investing activities		(12,496,142)		(24,412,021)	(1,152)

Net increase in cash and cash equivalents		6,535,789		9,113,966	602
Cash and cash equivalents at beginning of period		20,872,085		10,911,830	1,924

Cash and cash equivalents at end of period	P.	27,407,874	P.	20,025,796	$2,526

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

	Capital Stock		Premium on sale of shares		Retained earnings						Accumulated other comprehensive income		Total majority stockholders’ equity		Minority interest		Comprehensive income		Total stockholders’ equity
					Legal reserve		Unappropriated		Total
Balances at January 1, 2005	P.	28,511,451	P.	19,093,240	P.	18,344,764	P.	97,054,566	P.	115,399,330	P.	(67,425,700)	P.	95,578,321	P.	14,211,842			P.	109,790,163
Appropriation of earnings approved at stockholders’ meeting held in April 2005:
Cash dividends paid								(6,358,688)		(6,358,688)				(6,358,688)						(6,358,688)
Increase in legal reserve						590,515		(590,515)
Cash purchase of Company’s own shares		(925,671)						(10,331,634)		(10,331,634)				(11,257,305)						(11,257,305)
Cancellation of stock options exercised		(30,410)						(215,709)		(215,709)				(246,119)						(246,119)
Loss on sale of affiliate to a company under common control								(95,918)		(95,918)				(95,918)						(95,918)
Initial cumulative effect of hedge accounting, net of deferred taxes												310,799		310,799						310,799
Acquisition of minority interests								3,650,754		3,650,754		326,964		3,977,718		(3,070,703)				907,015
Comprehensive income:
Net income of the period								19,835,418		19,835,418				19,835,418		739,719	P.	20,575,137		20,575,137
Other comprehensive income:
Effect of instruments available for sale												1,124,985		1,124,985				1,124,985		1,124,985
Effect of market value of swaps, net of deferred taxes												(72,597)		(72,597)				(72,597)		(72,597)
Effect of translation of foreign entities, net												1,712,642		1,712,642		1,216,916		2,929,558		2,929,558
Deficit from holding non-monetary assets, net of deferred taxes												(1,881,442)		(1,881,442)		(771,371)		(2,652,813)		(2,652,813)

Comprehensive income																	P.	21,904,270

Balances at September 30, 2005 (Note 11)	P.	27,555,370	P.	19,093,240	P.	18,935,279	P.	102,948,274	P.	121,883,553	P.	(65,904,349)	P.	102,627,814	P.	12,326,403			P.	114,954,217

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

1.	Significant Accounting Policies

a)	Basis of presentation:

The accompanying unaudited condensed consolidated financial statements are presented on the same basis of accounting as described in the audited financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) as of December 31, 2004 and for each of the three years in the period ended December 31, 2004 (the audited financial statements), and have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial information have been included.

The condensed consolidated balance sheet as of December 31, 2004 has been derived from the financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

b)	Consolidation:

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V. and its subsidiaries, all of which are wholly owned, except for Embratel, Chilesat and Techtel, in which the Company holds voting interests of 95.1%, 99.5% and 93.4%, respectively (90.3%, 99.3% and 83.4%, respectively, at December 31, 2004), respectively (see Note 5). At September 30, 2005, the related minority interest recognized in stockholders’ equity is P. 12,326,403 (P. 14,211,842 at December 31, 2004). All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany accounts and transactions have been eliminated in consolidation.

c)	Recognition of the effects of inflation on financial information:

All financial statements presented herewith were restated to constant pesos as of September 30, 2005. The September 30, 2005 restatement factor applied to the financial statements at December 31, 2004 and September 30, 2004 was 1.0182 and 1.0363, which represent the rate of inflation from December 31, 2004 and September 30, 2004 up to September 30, 2005, respectively, based on an estimated Mexican National Consumer Price Index.

The condensed consolidated balance sheet as of December 31, 2004 has been derived from the audited financial statements at that date, which were presented in constant pesos as of December 31, 2004.

d)	Basis of translation of financial statements of foreign subsidiaries:

The financial statements of the subsidiaries located abroad were translated as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to accounting principles accepted in Mexico. Such conversion includes, among other areas, the recognition of the effects of inflation as required by Mexican GAAP, using restatement factors of each country.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

All balance sheet amounts, except for stockholders’ equity, were translated at the prevailing exchange rate at the date of the latest balance sheet presented; stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders’ equity as part of the caption Other comprehensive income.

Under Mexican GAAP, the financial statements of foreign subsidiaries and affiliates for periods prior to the most recent period are translated following the guidelines of Bulletin B-15. This bulletin requires that the financial statements of foreign subsidiaries and affiliates for periods prior to the most recent period be translated into constant Mexican pesos by restating the balances to constant units in the local currency using the inflation rate of the country in which the subsidiary or affiliate is located before being translated into Mexican pesos at the rate of exchange at the end of the reporting period.

In the Company’s balance sheet as of December 31, 2004 and in the financial statements for the nine-month period ended September 30, 2004, such restatements were made based on the inflation in Mexico because the Company’s investments in foreign subsidiaries and affiliates were not material in any of these periods.

e)	Goodwill:

Goodwill represents the excess of cost over the fair value of the net assets of subsidiaries and affiliates acquired and until December 31, 2004 was being amortized using the straight-line method over a range of five to twenty years.

f)	New accounting pronouncements:

The new accounting pronouncements, which went into effect in 2005, are as follows:

Business acquisitions

In May 2004, Mexican Accounting Principles Bulletin B-7, Business Acquisitions was issued. The adoption of Bulletin B-7 became compulsory on January 1, 2005. This Bulletin addresses the financial accounting and reporting for business and entity acquisitions and requires that all business acquisitions be accounted for using the purchase method. It also eliminates the amortization of goodwill. In accordance with this new pronouncement, an acquisition of a minority interest is considered a transaction between entities under common control and requires that any difference between the purchase price paid and the carrying value of the net assets acquired be recognized as a capital transaction.

The adoption of this accounting pronouncement gave rise to a decrease in the Company’s operating expenses for 2005 of approximately P. 153,000, derived from the non-amortization of goodwill, and to a cancellation of negative goodwill of P.10,466 derived from ATT’s assets acquired in 2004. Had the Company adopted this new pronouncement in 2004, net income for the nine- month period ended September 30, 2004 would have increased by P.90,463.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

Financial instruments

In April 2004, Bulletin C-2 was amended. The amendments to Bulletin C-2 are effective January 1, 2005, however, early adoption was encouraged. The amendments change the rules for valuing instruments classified as available-for-sale at their fair value and, unlike the previous Bulletin C-2, require the recognition of such instruments at fair value in stockholders’ equity, until such instruments are sold. The amended Bulletin C-2 also provides the requirements and rules for the accounting treatment of transfers between financial asset categories. The amendments are also more precise in establishing the guidelines for the accounting treatment to be given to impairment in the fair value of financial instruments. Furthermore, the amended bulletin requires that such instruments be classified as either short-term or long-term and clarifies the rules for presenting in the statement of changes in financial position changes associated with the purchase, sale and maturity of financial instruments. Finally, the amendments broaden the disclosure rules established under Bulletin C-2.

The Company adopted in 2004 the requirements of this new accounting pronouncement, which gave rise to a charge to stockholders’ equity, as part of comprehensive income of P. 2,120,203.

Derivative financial instruments and hedging activities

In order to decrease financial costs, the Company uses derivatives that have been designated and qualified as hedges and are designated in Telmex either as fair value hedges (forwards) or cash flow hedges (interest rate swaps), and both are based on covered risk. Until December 31, 2004 fair value hedges were valued following the same criteria applied to covered liabilities and for cash flow hedges the Company only recognized positive and negative flows in its results, according to the agreed conditions in the respective contracts.

Since January 1, 2005 due to the adoption of the new Bulletin C-10 “Accounting for Derivatives and Hedging” issued by the Mexican Institute of Public Accountants (MIPA) in April 2004, policies related to these hedges were modified. Regarding fair value hedges, the gain or loss resulting from changes in fair value is recognized in the results for the period in which it occurs, together with the gain or loss on the hedged asset or liability.

In the case of cash flow hedges, the cash position of the gains and losses of these hedges are recognized in the account of integral income in stockholders’ equity and the ineffectiveness position is recognized immediately in the results of the period. The effectiveness of hedges is determined at the moment that they are designated as hedges and are measured on a monthly basis. Hedges are considered highly effective where changes in fair value or cash flow in the primary position are offset on a periodic or an accrued basis from the changes in the fair value or cash flow of hedges between a rank of 80% and 125%. The effect of the adoption of this new Bulletin represented a credit in net income of P.124,033, net of deferred taxes, and a credit in stockholders’ equity of P.310,799, net of deferred taxes. Had the Company adopted this new pronouncement in 2004, assuming that the criteria for hedge accounting had been met, net income for the nine-month period ended September 30, 2004 would have decreased by P.54,835.

Labor Obligations

In January 2004, the revised Mexican Accounting Principles Bulletin D-3, Labor Obligations was issued. The revised bulletin establishes the overall rules for the valuation, presentation and disclosure of so-called “other post-retirement benefits and the reduction and early extinguishment of such benefits”, thus nullifying the provisions of Circular 50 Interest Rates Applicable in the Valuation of Labor Obligations and Suppletory Application of Accounting Principles Related to Labor Obligations, issued by the MIPA. Bulletin D-3 also provides rules applicable to Employee termination payments. The Company

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

did not adopt these changes as they were immaterial to the consolidated financial statements. Had the Company adopted this new pronouncement, net income for the nine-month period ended September 30, 2005 would have decreased by P.15,890.

Pro Forma Financial Data

The following pro forma unaudited combined financial data for the nine-month periods ended September 30, 2005 and 2004 is based on the Company’s historical financial statements, adjusted to give effect to the new accounting pronouncements described above.

	Pro forma unaudited combined Nine-month periods ended September 30,
	2005	2004
Majority net income	19,819,528	17,415,776
Earnings per share (in Mexican Pesos):
Basic	0.859	0.727
Diluted	0.859	0.725

g)	Convenience translation:

United States dollar amounts as of September 30, 2005 shown in the unaudited condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of September 30, 2005, as a matter of mathematical computation only, at an exchange rate of P. 10.8495 to U.S.$1.00, the September 30, 2005 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar at this or any other rate.

h)	Reclassifications:

Certain amounts shown in the 2004 financial statements as originally issued have been reclassified for uniformity of presentation with 2005.

2.	Marketable Securities Held for Trading Purposes and Instruments Available for Sale

An analysis of the Company’s investments in financial instruments at September 30, 2005 and December 31, 2004, is as follows:

	At September 30, 2005				At December 31, 2004
	Cost		Market value		Cost		Market value
Marketable securities held for trading purposes
Shares	P.	414,307	P.	286	P.	631,176	P.	213,448
Corporate bonds		46,326		51,974		61,359		119,985

		460,633		52,260		692,535		333,433
Instruments available for sale
MCI shares						7,049,150		5,924,165

	P.	460,633	P.	52,260	P.	7,741,685	P.	6,257,598

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

Marketable securities held for trading purposes

At September 30, 2005 and December 31, 2004, net unrealized losses on marketable securities were P. 408,373 and P. 359,102, respectively. In 2005, the realized gain on the sale of corporate bonds was P. 18,111. The realized loss on the sale of shares in 2005 was P. 64,285.

On April 21, 2004, the Company converted P. 7,049,150 (U.S.$597.9 million) (market value) in bonds issued by MCI Inc. (MCI) (nominal value of U.S.$1,759 million) to 25.6 million common MCI shares, which were classified as available for sale. MCI is a U.S.-based telecommunications company that emerged from Chapter 11 proceedings under the U.S. bankruptcy code. The conversion of MCI bonds gave rise to a realized gain of P. 2,052,569, which corresponded to the difference between the original cost and the market value of the bonds at the time of their conversion.

Instruments available for sale

On April 9, 2005, TELMEX and other related entities entered into an agreement to sell MCI shares to Verizon Communications, Inc. (Verizon). On May 17, 2005 Verizon paid to TELMEX U.S.$25.72 dollars in cash per share of MCI common stock for an aggregate cash consideration of P.7,712,882. In addition, TELMEX also has the right to receive from Verizon an additional cash payment to the extent the trading value of Verizon’s common stock is greater than U.S.$ 35.52 during a measurement period ending immediately prior to April 9, 2006. TELMEX recognized a gain on the sale of these instruments of P. 494,042 as a result of the sale of these shares, which was recognized in comprehensive financing income.

At December 31, 2004, the Company held 25.6 million MCI shares. The unrealized loss on these shares in 2004 was P. 1,124,985, which was recognized as a charge to stockholders’ equity in comprehensive income. In the nine-month periods ended September 2005 and 2004, TELMEX received dividends from MCI in the amounts of P. 116,993 and P. 121,660, respectively, which were recognized in comprehensive income.

3.	Accounts Receivable

Accounts receivable consist of the following:

	September 30, 2005		December 31, 2004
Customers	P.	35,424,156	P.	34,487,303
Net settlement receivables		2,646,664		2,525,621
Related parties		481,695		497,252
Other		4,250,487		5,067,939

		42,803,002		42,578,115
Less:
Allowance for doubtful accounts		10,565,700		11,605,635

Total	P.	32,237,302	P.	30,972,480

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

4.	Plant, Property and Equipment

a)	Plant, property and equipment consist of the following:

	September 30, 2005		December 31, 2004
Telephone plant and equipment	P.	327,195,459	P.	323,212,125
Land and buildings		43,341,046		41,917,955
Computer equipment and other assets		55,587,166		54,726,696

		426,123,671		419,856,776
Less:
Accumulated depreciation		283,788,450		268,974,053

Net		142,335,221		150,882,723
Construction in progress and advances to equipment suppliers		8,250,887		3,872,253

Total	P.	150,586,108	P.	154,754,976

b)       Depreciation charged to operating costs and expenses in the nine-month periods ended September 30, 2005 and 2004 was P. 18,154,847 and P. 16,993,321, respectively.

5.	Investments

I. Investments in affiliates

Technology and Internet (U.S. and Latin America)

On June 21, 2005, the Company sold its 50% interest in Technology and Internet L.L.C. to Grupo Condumex, S.A. de C.V., a company under common control, for P. 42,812, which was lower than the carrying amount, and accordingly a charge of P. 95,918 was made to retained earnings.

NET (Brazil)

TELMEX acquired in 2005 its interest in Net Serviços de Comunicação S.A. (Net), the largest cable television operator in Brazil, pursuant to agreements with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, Globo). After a series of transactions, TELMEX owns (a) 49% of the voting interests and all of the non-voting interests in GB Empreendimentos e Participações S.A., or GB, a company that owns 51% of the voting shares of Net and (b) 37.4% of the voting and 7.7% of the non-voting shares of Net. Globo owns the remaining 51% of the voting interests in GB.

The total cost of these transactions was P. 3,397,087 (U.S.$313 million). Telmex’s total direct and indirect equity interest in Net is 37.1% (calculated by multiplying the shares of Net held by GB by our percentage equity interest in GB, and adding the shares we own directly in Net).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

This acquisition was recorded using the purchase method. An analysis of the purchase price of the net assets acquired based on fair value is as follows:

	Values at acquisition date
	January 2005		March 2005		May 2005		Total
Current assets	P.	6,683,534	P.	5,924,671	P.	6,253,516
Fixed assets		3,664,163		3,604,277		3,184,007
Less:
Current liabilities		8,948,132		2,490,786		1,544,396
Long-term liabilities		2,342,022		6,086,658		5,755,371

Fair value of net assets acquired		(942,457)		951,504		2,137,756
% of equity acquired		1.56%		35.32%		0.23%

Net assets acquired		(14,702)		336,071		4,917	P.	326,286
Amount paid		221,221		3,155,599		20,267		3,397,087

Goodwill recorded	P.	235,923	P.	2,819,528	P.	15,350	P.	3,070,801

Goodwill

The goodwill generated by the above-described acquisition at September 30, 2005 is subject to modifications once the Company finishes the analysis of the fair value of assets and liabilities acquired.

II. Investments in subsidiaries

Embrapar (Brazil)

From March through May 2005, TELMEX subscribed P. 6,857,826 (U.S.$611.5 million) to increase the capital stock of its subsidiary Embratel Participações S.A. (Embrapar), increasing its ownership to 95.1% of the voting shares and 63.9% of the outstanding shares (90.3% and 33.6% at December 31, 2004, respectively). Minority shareholders subscribed P.996,291 (U.S.$88 million) in the same period.

On October 24, 2005 TELMEX contributed to Embrapar the total capital stock of Telmex do Brasil Ltda. (Telmex do Brasil) and its 37.1% interest in the capital stock of Net, increasing its ownership in Embrapar to 97.3% of the voting shares and 72.3% of the outstanding shares. The transaction was implemented through the merger of Atlantis Holdings do Brasil Ltda. and Latam do Brasil Participações S.A., companies which hold the participation in the capital stock of Telmex do Brasil and Net, respectively. The effect of this transaction will increase majority stockholders’ equity by approximately P.1,300,000.

Techtel (Argentina)

On June 23, 2005, TELMEX exercised its right to acquire from Intelec, S.A. an additional interest of approximately 10% in Techtel LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel) for P.163,544 (U.S.$15 million), increasing its ownership to 93.4% (83.4% at December 31, 2004). On December 27, 2005, TELMEX acquired the remaining 6.6% interest of Techtel from Intelec for P.106,845 (U.S.$10 million).

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

III. Subsequent events

Primesys (Brazil)

On November 25, 2005, Empresa Brasileira de Telecomunicações S.A. (Embratel), subsidiary of Embrapar, acquired from Portugal Telecom do Brasil S.A. 100% of the capital stock of Primesys Soluções Empresariais S.A. (Primesys) for R$251 million. Primesys provides high-value added services in Brazil, such as net integration and outsourcing.

2Wire (U.S.)

In December 2005, TELMEX agreed together with Alcatel USA Marketing, Inc., or Alcatel, and SBC International, Inc., or AT&T, to acquire an aggregate 51% interest in the capital stock of 2Wire, Inc., or 2Wire. 2Wire is an equipment and services supplier for broadband networking which develops integrated solutions to deliver broadband service and content throughout the home or small office. 2Wire also offers service providers a platform to deliver and manage Internet, telephony, entertainment, and other enhanced broadband application services. TELMEX will acquire an approximate 18.5% interest in 2Wire for U.S.$87.8 million, and AT&T will pay to TELMEX U.S.$26.05 million for the right to acquire from TELMEX an approximate 5.5% interest in 2Wire in the future upon the satisfaction of certain conditions. The transaction is expected to close during the first quarter of 2006.

IV. Pro Forma Financial Data

The following pro forma unaudited combined financial data for the nine-month periods ended September 30, 2005 and 2004 is based on the Company’s historical financial statements, adjusted to give effect to (i) the Latin American subsidiaries acquired during 2004; and (ii) certain accounting adjustments related to the net fixed assets of the acquired companies. The pro forma adjustments assume that acquisitions were made at the beginning of 2004 and are based upon available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions in fact occurred at the beginning of the year, nor are they intended to predict the Company’s results of operations.

	Pro forma unaudited combined Nine-month periods ended September 30,
	2005		2004
Operating revenues	P.	122,647,242	P.	119,579,042
Majority net income		20,103,587		16,018,551
Earnings per share (in Mexican Pesos):
Basic		0.871		0.669
Diluted		0.871		0.668

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

6.	Long-term Debt

Long-term debt consists of the following:

	Weighted average interest rates at		Maturities from 2005 through	Balance at
	Sep. 30 2005	Dec. 31 2004		September 30, 2005		December 31, 2004
Debt denominated in U.S. dollars:
Consolidated excluding Embratel:
Senior notes (1) (2) (3)	5.9%	6.7%	2015	P.	42,449,547	P.	28,674,548
Banks	4.8%	3.4%	2014		34,701,133		38,012,338
Suppliers’ credits	5.7%	3.8%	2022		83,173		228,495
Financial leases	5.4%	4.1%	2014		576,085		1,204,977
Mexican Government		3.6%					52,815

Total					77,809,938		68,173,173
Debt of Embratel denominated in U.S. dollars:
Bonds	11.0%	11.0%	2008		1,930,961		3,154,200
Banks	5.5%	5.3%	2013		3,290,517		5,620,374
Suppliers’ credits	5.7%	8.4%	2005		3,936		75,402
Financial leases	11.2%	13.6%	2006		1,684		72,885

Total					83,037,036		77,096,034

Debt denominated in Mexican Pesos:
Domestic senior notes (“Certificados Bursátiles”)	10.0%	9.9%	2012		6,600,000		7,585,590
Banks	9.4%	9.0%	2007		1,300,000		1,323,660

Total					7,900,000		8,909,250

Debt denominated in Brazilian Reais:
Banks	15.1%	15.0%	2008		75,065		88,683
Financial leases	19.7%	19.7%	2008		16,141		13,187
Commercial paper		18.0%					4,321,059

Total					91,206		4,422,929

Debt denominated in other currencies:
Banks	5.1%	5.4%	2017		659,347		733,357
Financial leases	8.4%	8.3%	2027		192,898		204,413
Suppliers’ credits	2.0%	2.0%	2022		246,778		313,910

Total					1,099,023		1,251,680

Total debt					92,127,265		91,679,893
Less short-term debt and current portion of long-term debt:
Excluding Embratel					15,083,214		4,908,766
Embratel					1,103,751		8,525,821

Total short-term debt and current portion of long-term debt					16,186,965		13,434,587

Long-term debt				P.	75,940,300	P.	78,245,306

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company’s agreement with certain lenders to gross-up Mexican taxes withheld. The Company’s weighted average cost of borrowed funds at September 30, 2005 (including interest, fees, effect of interest rate swaps and gross-up for Mexican taxes withheld) was approximately 6.3% without including Embratel (6.3% at December 31, 2004) and 6.6% including Embratel (7.2% at December 31, 2004).

(1) On January 26, 2001, TELMEX issued senior notes for U.S.$1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$500 million with similar characteristics. In the nine-month period ended September 30, 2005, the accrued interest on the bonds was P. 1,069,758 (P.1,161,112 in 2004).

(2) On November 19, 2003, TELMEX issued senior notes for U.S.$1,000 million maturing in 2008 and bearing 4.50% annual interest payable semiannually. In the nine-month period ended September 30, 2005, the accrued interest on the bonds was P.393,318 (P. 415,440 in 2004).

(3) On January 27, 2005, TELMEX made a bond placement of U.S.$ 1,300 million divided into two issuances of U.S.$ 650 million each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.50% annual interest. Interest is payable semi-annually. On February 22, 2005 such placements were reopened and the bonds issued were increased to U.S.$ 950 and U.S.$ 800 million, respectively. In the nine-month period ended September 30, 2005, the accrued interest on the bonds was P. 682,698.

An analysis of the foreign currency denominated debt at September 30, 2005 is as follows:

	Foreign currency (in thousands)	Exchange rate at September 30, 2005 (in units)		Mexican peso Equivalent
U.S. Dollars	7,653,537	P.	10.85	P.	83,037,050
Brazilian Reais	18,679		4.88		91,206
Other currencies					1,099,009

Total				P.	84,227,265

At September 30, 2005, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit at September 30, 2005, totaled approximately P.1,950,261, at a floating interest rate of approximately Libor plus 55 basis points at the time of use.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

Long-term debt maturities at September 30, 2005, are as follows:

Year	Amount (excluding Embratel)		Embratel		Total
September 30 2006	P.	816,966	P.	177,356	P.	994,322
2007		25,311,878		776,460		26,088,338
2008		16,967,441		2,404,981		19,372,422
2009		6,455,467		338,597		6,794,064
2010 and beyond		21,760,213		930,941		22,691,154

Total	P.	71,311,965	P.	4,628,335	P.	75,940,300

From January 1 through September 30, 2005, TELMEX repurchased its own bonds for a total of P. 3,817,256 (U.S.$ 337 million) (nominal value). The acquired bonds were part of the U.S.$ 1,500 million senior notes issued in 2001, which mature in January 2006. The difference between the repurchase price and the nominal value of the bonds was a premium paid of P. 166,199 (U.S.$ 14.7 million), which was recognized in comprehensive financing cost.

At September 30, 2005, TELMEX has placed domestic senior notes (“Certificados Bursátiles”) for a total of P. 6,600,000 (P. 7,585,590 at December 31, 2004) under the P. 10,000,000 program authorized by the National Banking and Securities Commission (CNBV).

On September 30, 2005, TELMEX obtained the approval from the CNBV for a new issuance program of domestic long-term senior notes (“Certificados Bursátiles”) in the amount of P.10,000,000.

Some of the above-mentioned loans are subject to certain restrictive covenants with respect to maintaining certain financial ratios and selling a substantial portion of group assets, among others. At September 30, 2005, the Company has met all of these requirements.

From January 1 to September 30, 2005, the Company prepaid part of its outstanding debt held by several financial institutions, excluding the purchases of the Senior Notes due 2006, in the amount of approximately U.S.$22 million, without paying any penalty.

On October 20, 2005, TELMEX signed an agreement to restructure the syndicated bank loan issued on July 15, 2004 of U.S.$ 2,425 million (i) to improve the credit conditions and (ii) to increase the total amount up to U.S.$ 2,500 million in two tranches, the first of U.S.$ 1,500 million due in 2009 and the second of U.S.$ 1,000 million due in 2011.

Hedges

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2004, the Company entered into short-term foreign currency hedges, which at September 30, 2005, cover the exchange risk on recorded liabilities of U.S.$ 6,005 million (U.S.$ 3,220 million at December 31, 2004). In the nine-month period ended September 30, 2005, the Company recognized a charge to results of operations under these hedges of P. 4,669,857 (credit of P. 69,411 in 2004) corresponding to the fluctuation of the exchange rate.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

Also, our subsidiary Embratel used foreign currency swaps and forwards contracted with banks to protect against the variation of foreign currency loan principal and interest against the Brazilian real, which affect the amounts in Brazilian reais necessary to pay the foreign-exchange-denominated obligations. At September 30, 2005 covered liabilities of U.S.$427.7 million. In the nine-month period ended September 30, 2005, Embratel recognized a charge to results of operations under these hedges of P.864,339 (P.339,829 in 2004), corresponding to the fluctuation of the exchange rate.

To hedge its exposure to financial risks, the Company entered into interest-rate swaps for the exchange of cash flows for the amount determined by applying agreed interest rates to the notional amount. Under these contracts, the Company agreed to receive the “TIIE” interbank rate and 182 days CETES rate and to pay a fixed rate. The related market interest rates of these swaps are recognized in income.

At September 30, 2005, the Company had peso-denominated interest-rate swaps for a total notional amount of P. 15,900,000. Also the Company had U.S. dollar-denominated interest-rate swaps for a total base amount of U.S.$ 1,050 million paying a fixed rate and receiving 6 month Libor and U.S. $1,050 million paying 6 month Libor and receiving a fixed rate. At December 31, 2004, the Company had the same position. In the nine-month period ended September 30, 2005, the Company recognized a net expense under these contracts of P.226,938 included in comprehensive financing cost (P. 423,561 in 2004). This amount included an expense of P.272,196 as a result of the replacement of peso-denominated interest rate swaps contracts.

7.	Accounts Payable

Accounts payable consist of the following:

	September 30, 2005		December 31, 2004
Suppliers	P.	5,994,002	P.	11,662,303
Sundry creditors		4,966,147		1,899,252
Net settlement payables		785,113		731,473
Related parties		1,492,564		1,876,058
Other		3,467,623		2,153,134

Total	P.	16,705,449	P.	18,322,220

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

8.	Foreign Currency Position

At September 30, 2005 and December 31, 2004, TELMEX had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions
	2005	Exchange rate at September 30, 2005		2004	Exchange rate at December 31, 2004
Assets:
U.S. dollar	682	P.	10.85	1,305	P.	11.26
Argentinean peso	121		3.73	107		3.79
Brazilian real	2,632		4.88	3,060		4.24
Chilean peso	25,570		0.02	20,168		0.02
Colombian peso	13,664		0.0047	10,433		0.0047
Peruvian sol	100		3.24	80		3.43
Liabilities:
U.S. dollar	7,821	P.	10.85	7,485	P.	11.26
Argentinean peso	158		3.73	62		3.79
Brazilian real	2,018		4.88	3,512		4.24
Chilean peso	46,337		0.02	33,733		0.02
Colombian peso	23,451		0.0047	13,277		0.0047
Peruvian sol	100		3.24	11		3.43
Euro	51		13.07	61		14.17

9.	Contingencies

Contingencies of Mexico

a)      In February 1998, the Federal Commission of Economic Competition (COFECO) determined that Teléfonos de México, S.A. de C.V. has substantial power in what it referred to as five telecommunications markets so that, in conformity with Article 63 of the Federal Telecommunications Act, COFETEL may impose specific obligations with respect to rates charged and quality of services and information.

The Company’s external lawyers who are handling this matter are of the opinion that this finding is unjustified. Consequently, Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court and obtained protection and shelter under Mexican Federal law. In September 2004, COFECO handed down a new ruling supporting the findings with respect to the substantial power that Teléfonos de México, S.A. de C.V. exercises over five telecommunications markets. Teléfonos de México, S.A. de C.V. filed an appeal in the Federal District Court. In October 2004, such appeal was admitted by the court and the final ruling is still pending.

As a result, the COFECO has initiated other proceedings against Teléfonos de México, S.A. de C.V. that have also being appealed.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

b)      In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Teléfonos de México, S.A. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been presented before the Federal Court of Justice for Tax and Administrative Matters.

c)      The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A. de C.V. owed a total of approximately P. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A. de C.V. filed an appeal before the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican laws, by means of a bank trust guaranteed payment of such tax liability through August 1, 2006. The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s appeal is well founded, there is no guarantee that it will prevail.

Contingencies of Embratel, Star One and Vésper

Brazilian value-added goods and services tax (ICMS)

Embratel received a number of tax assessments alleging underpayment of ICMS on services provided, including international services and others, considered by Embratel as exempted or non-taxable for ICMS purposes and others tax assessment related to the use of ICMS tax credit allegedly undue by the tax authorities. Amounts of approximately P. 2,064,232 are considered as probable losses in the cases and were duly accrued in the subsidiary’s financial statements. Amounts considered by legal counsels that the likelihood of an unfavorable loss is possible are approximately P. 3,423,949; as a result, no provisions have been recorded for such amounts.

During the third quarter of 2005, part of these contingencies already classified as possible, was reclassified to probable, amounting to P. 1,034,575, due to some partially unfavorable decisions, and the reassessment made by the subsidiary Embratel’s legal counsels, which recommended additional provisions of part of those amounts.

In July 2002, Star One received two tax assessments in the state of Rio de Janeiro demanding ICMS in the amount of approximately P. 1,152,228. These tax assessments refer to ICMS tax on broad band Internet services and satellite use. In March 2004, Star One was assessed by the tax authorities of Brazilian Federal District in the amount of P. 96,699 also related to ICMS on satellite use and other obligations. Based on opinion of the Star One management’s and Legal Counsel´s which consider the probability of loss as possible, no provision was recorded in the financial statements.

The subsidiaries Vésper S.A. and Vésper Sao Paulo S.A. have ICMS tax assessments in the amount of P. 108,231, which has been accrued.

The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

Income Tax on Inbound International Income

Based on its legal advisors’ opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary in the amount of P. 1,402,394 approximately for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayers’ Council against this decision, which is still pending.

In June 1999, Embratel was further assessed for non-payment of income tax on net foreign source income for 1998 amounting to approximately P. 314,402.

As a result of an unfavorable ruling of the administrative defense contesting this assessment, the Company requested a writ of mandamus, which was initially rejected by the court. However, such ruling was subsequently modified so as to reflect a favorable decision for Embratel. Based on the opinion of the subsidiary’s management and its legal advisors, who consider the probability of loss as possible, no provisions have been recorded in the financial statements for the related amounts of the suits.

The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

Brazilian Social Welfare Tax on Service Exports (PIS)

In August 2001, Embratel received a tax assessment from the Brazilian Federal Revenue Service (SRF) totaling approximately P. 776,289 for payment of the PIS prior to 1995, which had been offset in accordance with Brazilian tax law. Based on the facts and arguments provided, and also on the opinion of the Company’s external lawyers, Embratel’s management considered the probability of loss as possible and no provision was recorded in the financial statements for this matter. The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

Brazilian Finance Tax for Service Export Security Tax (COFINS)

There is also a tax assessment against Embratel amounting approximately of P. 1,669,755 related to the COFINS exemption on the exportation of telecommunication services for revenues through the end of 1999. According to management, there were several errors in the computation of this tax made by the government auditor and, consequently, such amount was later reduced by approximately P. 1,074,111. Embratel appealed the case in the highest administrative court and in July 2003, a ruling was issued requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining up dated amount was approximately P. 1,115,158. Embratel appealed to a higher administrative level which is still pending decision.

Based on the facts and arguments provided, and also on the opinion of the Company’s external lawyers, Embratel’s management considers the probability of a loss as possible. Accordingly, no provision was recorded in the financial statements for this matter.

The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s case is well founded, there is no guarantee that it will prevail.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

Disputes with third parties

Certain cases are in an advanced stage of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of the cases; consequently, P. 753,889 (restated) has been provided for possible unfavorable rulings. For other litigation totaling P. 100,542, Embratel provided guarantee deposits of P. 52,900. According to the Company’s external lawyers, although the Company’s arguments in this case are well-grounded, there is no guarantee of a favorable outcome.

10.	Related Parties

In the nine-month periods ended September 30, 2005 and 2004, the Company had the following significant transactions with related parties:

	2005		2004
Investment and expenses:
Purchase of materials, inventories and fixed assets	P.	4,348,211	P.	3,823,363
Acquisition of 60% of Techtel				880,253
Payment of insurance premiums, fees for administrative and operating services, security trading and other		2,507,627		2,339,902
Payment of CPP interconnection fees		6,892,601		7,332,499
Revenues:
Sale of materials and other services		837,493		761,572
Sale of long distance and other telecommunications services		2,971,532		2,874,280
Sale of 50% of Technology and Internet LLC		42,812

11.	Stockholders’ Equity

a)      At September 30, 2005, capital stock is represented by 22,541 million shares issued and outstanding with no par value, representing the Company’s fixed capital (23,665 million at December 31, 2004).

b)      During the nine-month period ended September 30, 2005, the Company acquired 1,084 million Series “L” shares for P. 11,211,285 and 4.4 million Series “A” shares for P. 46,020. During the nine-month period ended September 30, 2004, the Company acquired 567.8 million Series “L” shares for P. 11,297,695 and 1.4 million Series “A” shares for P. 26,694.

c)      Earnings per share are obtained by dividing net income for the period by the weighted average number of shares issued and outstanding during the period. To determine the weighted average number of shares issued and outstanding in the nine-month periods ended September 2005 and 2004, the shares held by the Company have been excluded from the computation.

The diluted earnings per share in the nine-month period ended September 30, 2004 was determined considering the effect of the shares that were delivered as a result of the convertible senior debentures and of the stock options described in Notes 8 and 17 of the audited financial statements. The computation was made by deducting from net income for the period, the comprehensive financing cost, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

income was divided by the weighted average number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

An analysis is as follows:

	Nine-month periods ended September 30,
	2005		2004
Earnings per basic share:
Majority net income	P.	19,835,418	P.	17,380,148

Weighted average number of shares issued and outstanding (millions)		23,084		23,960

Earnings per basic share (in pesos)	P.	0.859	P.	0.725

Earnings per diluted share:
Majority net income	P.	19,835,418	P.	17,380,148
Comprehensive financing cost (net of income tax and employee profit sharing)				429,121

Adjusted income	P.	19,835,418	P.	17,809,269

Weighted average number of shares issued and outstanding (millions)		23,084		23,960
Add:
Potentially dilutive shares				654

Weighted average number of diluted shares issued and outstanding (millions)		23,084		24,614

Earnings per diluted share (in pesos)	P.	0.859	P.	0.724

d)      At September 30, 2005, accumulated other comprehensive income includes the gain on the market value of swaps of P.238,202 and the deficit from restatement of stockholders’ equity of P.68,638,517, net of deferred taxes, and the gain on the translation of foreign entities of P. 2,495,966 (deficit from restatement of stockholders’ equity, net of deferred taxes, of P.68,209,024 and the gain on the translation of foreign entities of P.783,324 at December 31, 2004).

An analysis of comprehensive income for the nine-month periods ended September 30, 2005 and 2004 is as follows:

	2005		2004
Net income of the period	P.	20,575,137	P.	17,404,273
Other comprehensive income:
Effect of instruments available for sale		1,124,985		(2,120,203)
Effect of market value of swaps, net of deferred taxes		(72,597)
Effect of translation of foreign entities, net		2,929,558		1,404,226
Deficit from holding non-monetary assets, net of deferred taxes		(2,652,813)		(914,107)

Other comprehensive income		1,329,133		(1,630,084)

Comprehensive income	P.	21,904,270	P.	15,774,189

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

12.	Income Tax

An analysis of income tax provisions for the nine-month periods ended September 30, 2005 and 2004 is as follows:

	2005		2004
Current period	P.	11,540,430	P.	11,094,729
Deferred tax, net of related monetary gain of P.321,495 (P.766,515 in 2004)		(2,104,808)		(498,528)

Total	P.	9,435,622	P.	10,596,201

On December 1, 2004, an annual gradual decrease in the corporate income tax rate was approved, starting in 2005 until the rate reaches 28% in 2007. The effect that this tax-rate change on deferred taxes had the change occurred as of September 30, 2004, would have been a credit of P.2.6 billion, approximately, to results of operations in the nine-month period ended September 30, 2004 (8.9 % of pretax income).

The increase in deferred taxes derives mainly from the decrease in net projected asset and beginning in 2005 from the effect of employee profit sharing.

The temporary differences on which the Company (excluding the Latin American subsidiaries) recognized deferred taxes consist of the following:

	September 30, 2005		December 31, 2004
Deferred tax asset :
Allowance for doubtful accounts and slow-moving inventories	P.	743,690	P.	708,224
Tax loss carryforwards		73,171		79,093
Advance billings		614,067		358,064
Liability provisions		926,103		942,130
Employee profit sharing		639,896

		2,996,927		2,087,511

Deferred tax liability:
Fixed assets		(11,316,599)		(12,256,483)
Inventories		(313,500)		(411,809)
Licenses		(144,430)		(136,606)
Net projected asset		(6,424,897)		(7,297,146)
Prepaid expenses		(393,405)		(416,570)
Derivative financial instruments		(55,510)

		(18,648,341)		(20,518,614)

Net deferred tax, liability	P.	(15,651,414)	P.	(18,431,103)

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

The temporary differences on which the Latin American subsidiaries recognized deferred taxes consist of the following:

	September 30, 2005		December 31, 2004
Deferred tax asset:
Fixed assets	P.	2,000,218	P.	1,063,815
Allowance for doubtful accounts		2,905,087		2,702,731
Tax loss carryforwards		1,686,068		1,529,096
Advance billings				66,203
Liability provisions		980,357		789,229

		7,571,730		6,151,074

Deferred tax liability:
Licenses		(943,793)		(674,542)
Inventories		(144,237)		(49,959)
Advance billings		(509,773)
Derivative financial instruments		(120,230)

		(1,718,033)		(724,501)

Net deferred tax, asset	P.	5,853,697	P.	5,426,573

13.	Segments

TELMEX operates primarily in two segments: local and long-distance telephone services and operates in two geographic segments: Mexico and Latin America. Local telephone service corresponds to fixed local wired service. The long-distance service includes both domestic and international services. Other segments include the long-distance calls originated in public and rural telephones, corporate networks, Internet, directories and other services. Additional information related to the Company’s operations is provided in Note 1 of the audited financial statements. The following summary shows the most important segment information, which has been prepared on a consistent basis with the audited financial statements included in the Company’s annual report on Form 20-F.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

	(Amounts in millions of Mexican pesos with purchasing power at September 30, 2005)
	Mexico
	Local Service		Long distance		Other segments		Latin America (1)		Adjustments		Consolidated total
At September 30, 2005
Revenues:
External revenues	P.	56,481	P.	18,696	P.	16,307	P.	30,222			P.	121,706
Intersegment revenues		7,178				860			P.	(8,038)
Depreciation and amortization		9,450		1,924		2,886		4,587				18,847
Operating income		17,855		6,255		8,927		2,580				35,617
Segment assets		246,319		48,261		44,985		97,305				436,870

At September 30, 2004
Revenues:
External revenues	P.	60,205	P.	19,248	P.	14,648	P.	6,620			P.	100,721
Intersegment revenues		9,023				920			P.	(9,943)
Depreciation and amortization		10,671		2,220		3,048		1,284				17,223
Operating income		21,225		4,432		6,323		(123)				31,857
Segment assets		241,942		49,677		43,702		90,972				426,293

(1)	Revenues of the Latin American subsidiaries derive principally from long-distance services.

Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant property and equipment (on a gross basis) construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

14.	Differences Between Mexican and U.S. GAAP

The unaudited condensed consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”), which in certain respects differ significantly from generally accepted accounting principles in the United States (“U.S. GAAP”).

The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described in Note 19 to the audited financial statements or are listed below, with an explanation, where appropriate, of the adjustments that affect operating income, net income, stockholders’ equity and resources provided by operating and financing activities for the nine-month periods ended September 30, 2005 and 2004.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

Cash flow information:

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 1. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

Statement of Financial Accounting Standards No. 95, “Statement of cash flows,” does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging non-U.S. registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

If the monetary gain and the exchange gain or loss related to debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Nine month periods ended September 30,
	2005		2004
Cash flows from operating activities:
Net income under U.S.GAAP	P.	19,642,927	P.	17,054,865
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		19,704,922		18,632,050
Amortization		691,961		230,041
Deferred taxes		(2,410,395)		361,036
Monetary gain		(1,501,599)		(2,411,865)
Equity interest in net loss of affiliates		59,584		77,702
Other		186,004
Minority interest		733,101		(106,850)
Effect of exchange rate differences on debt		(3,457,226)		367,289
Investment in marketable securities		277,551		7,017,770
Change in operating assets and liabilities		(2,952,445)		(1,353)

Total adjustments		11,331,458		24,165,820

Net cash provided by operating activities		30,974,385		41,220,685

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(15,486,549)		(11,977,708)
Instruments available for sale		6,992,713		(7,396,807)
Initial cash from subsidiaries acquired				4,392,525
Subsidiaries and affiliated companies		(3,633,957)		(9,655,060)
Other		(494,189)

Net cash used in investing activities		(12,621,982)		(24,637,050)

Cash flows from financing activities:
New loans		22,046,650		33,382,246
Repayment loans		(16,608,110)		(29,646,548)
Purchase of Company’s own shares and cash dividends paid		(17,615,994)		(17,566,495)
Stock options exercised		(246,118)		30,824
Conversion of debt instruments to shares				6,881,271
Minority Interest		996,291

Net cash used in financing activities		(11,427,281)		(6,918,702)

Effect of inflation accounting		(389,333)		(550,967)

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

	Nine month periods ended September 30,
	2005		2004
Net increase in cash and cash equivalents		6,535,789		9,113,966
Cash and cash equivalents at beginning of period		20,872,085		10,911,830

Cash and cash equivalents at end of period	P.	27,407,874	P.	20,025,796

Cash flows from sales of trading securities during the nine-month period ended September 30, 2005 were P. 146,810, and cash flows from purchases of trading securities during the nine-month period ended September 30, 2004 were P. 23,097.

Changes in accounting policies

As described in Note 1, the Company adopted new accounting rules that affect the recognition of business combinations and derivative instruments.

Under Mexican GAAP, net assets acquired in a business combination are recognized at their entire fair value, and consequently, minority interests are also adjusted to fair value. Under U.S. GAAP, minority interests are carried at historical cost, and the adjustments to fair value of the net assets are recognized based on the percentage of ownership acquired. For purposes of the reconciliation between Mexican GAAP and U.S. GAAP, the Company has adjusted the fair value of the net assets acquired and its minority interests, to reflect U.S. GAAP accounting for business combinations. This adjustment resulted in an increase of property, plant and equipment and minority interest of P.316,130. Also, the depreciation expense was adjusted and resulted in an increase of P.25,690.

Also, under Mexican GAAP, the acquisition of minority interests is deemed to be a transaction between entities under common control, and any difference between the purchase price paid and the carrying value of the net assets acquired is recognized in equity, whereas under U.S. GAAP, the acquisition of minority interest is treated as a business combination, and any difference between the purchase price paid and the fair value of the net assets acquired is treated as goodwill. The reconciliation of stockholders’ equity includes a P.3,723,341 adjustment related to acquisition of minority interests. As a result of this adjustment, negative goodwill for the same amount was recognized and subsequently allocated as a pro rata reduction of the fair value in the long-term non-monetary assets. Also, depreciation expense decreased by P.105,606 as a result of this adjustment.

Under Mexican GAAP, the adoption of Bulletin C-10, resulted in an increase of stockholders’ equity, from derivative instruments that qualify for hedge accounting. As described in our annual financial statements for the year ended December 31, 2004, our derivative instruments were not treated as hedge instruments. However, on January 1, 2005, hedge treatment was given to our derivatives instruments that qualify for hedge accounting on a prospective basis. The recognition of the initial effect under Mexican GAAP had already being recognized in the Company’s net income for U.S. GAAP purposes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

Summary

Net income, operating income and total stockholders’ equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

	Nine-month periods ended September 30,
	2005		2004
	Unaudited		Unaudited
Net income as reported under Mexican GAAP	P.	20,575,137	P.	17,404,273
U.S. GAAP adjustments:
Capitalized interest or net financing cost		69,402		22,874
Depreciation of capitalized interest		(423,822)		(429,398)
Depreciation expense		79,916
Deferred income tax under U.S. GAAP included in this reconciliation		(15,526)		(528,731)
Deferred employee profit sharing under U.S. GAAP included in this reconciliation		(71,571)		(103,866)
Deferred employee profit sharing		392,684		(226,967)
Pension and seniority premium plan cost		747,091		876,153
Difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI		(1,206,169)		(1,209,331)
Effect of derivative instruments		(172,268)		592,710
Stock option plan		4,940		(46,304)
Effects of inflation accounting on U.S. GAAP adjustments		396,214		596,603
Minority interest on the above U.S. GAAP adjustments		6,618		130,974
Minority interest		(739,719)		(24,125)

Total U.S. GAAP adjustments		(932,210)		(349,408)

Net income under U.S. GAAP	P.	19,642,927	P.	17,054,865

Weighted average common shares outstanding (in millions):
Basic		23,084		23,960
Diluted		23,084		24,614
Net income per share under U.S. GAAP (in pesos)
Basic	P.	0.851	P.	0.712
Diluted	P.	0.851	P.	0.710

After giving effect to the foregoing adjustments for pension plan costs, depreciation of capitalized interest, the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI and stock option plan expense, as well as to the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled P. 32,890,169 and P. 28,660,698 for the nine-month periods ended September 30, 2005 and 2004, respectively.

	September 30, 2005		December 31, 2004
Total stockholders’ equity under Mexican GAAP	P.	114,954,217	P.	109,790,163
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		11,779,190		11,703,705
Accumulated depreciation of capitalized interest or net financing cost		(9,536,044)		(9,112,222)
Plant property and equipment		(3,438,639)
Accumulated depreciation		79,916

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(In thousands of Mexican pesos with purchasing power at September 30, 2005)

	September 30, 2005		December 31, 2004
Licenses		(284,701)
Deferred income tax on U.S. GAAP adjustments included in this reconciliation		1,545,789		1,665,571
Deferred employee profit sharing on U.S. GAAP adjustments included in this reconciliation		(99,217)		(87,054)
Deferred employee profit sharing		(6,757,069)		(7,218,218)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(1,874,733)		(1,272,134)
Pension and seniority premium plan cost		(2,204,721)		(3,294,850)
Difference between the restatement of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		6,459,547		4,317,038
Effect of derivative instruments				603,934
Stock option plan				(5,030)
Minority interest on the above U.S. GAAP adjustments		(827,389)		(719,633)
Minority interest		(12,326,403)		(14,211,842)

Total U.S. GAAP adjustments net		(17,484,474)		(17,630,735)

Total stockholders’ equity under U.S. GAAP	P.	97,469,743	P.	92,159,428

Comprehensive income under U.S. GAAP is comprised as follows:

	Nine-month periods ended September 30,
	2005		2004
	Unaudited		Unaudited
Net income under U.S. GAAP	P.	19,642,927	P.	17,054,865
Other comprehensive income under U.S. GAAP:
Deferred taxes allocated to equity, net of effect of inflation		767,176		1,863,473
Effect of instruments available for sale		1,124,985		(2,120,203)
Effect of hedge accounting, net of deferred taxes		(72,597)
Effect of translation of foreign entities, net		1,712,642		191,445

Other comprehensive income under U.S. GAAP		3,532,206		(65,285)

Comprehensive income under U.S. GAAP	P.	23,175,133	P.	16,989,580

Exhibit 2

TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

SUPPLEMENTS EXHIBIT 7.1 TO FORM F-3 (SEC File No. 333-111040)

Filed with the SEC on December 10, 2003

Thousands of Mexican pesos with purchasing power at September 30, 2005

	Nine months ended on September 30, 2004(1)	Nine months ended on September 30, 2005(1)
Mexican GAAP:
Income before income tax and employee profit sharing	30,134,518	32,320,645

Fixed charges:
Interest expense	4,580,312	5,795,655

Earnings under Mexican GAAP	34,714,830	38,116,300

Mexican GAAP:
Employee profit sharing	2,056,342	2,250,302

U.S. GAAP:
Total U.S. GAAP adjustments, net	(349,408)	(932,210)
Deferred income tax	(528,731)	(15,526)
Interest capitalized during the period	22,874	69,402
Depreciation of capitalized interest	(429,398)	(423,822)

U.S. GAAP adjustments without deferred income tax and capitalized interest	585,847	(562,264)

	33,244,335	35,303,734

Earnings under U.S. GAAP

Fixed charges:
Interest expense under U.S. GAAP	4,557,438	5,726,253
Interest capitalized during the period	22,874	69,402

Fixed charges under U.S. GAAP	4,580,312	5,795,655

Mexican GAAP	7.6	6.6

U.S. GAAP	7.3	6.1

(1)	Constant pesos as of September 30, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

Date: January 23, 2006	By:	/s/ Adolfo Cerezo Pérez
	Name:	Adolfo Cerezo Pérez
	Title:	Chief Financial Officer